Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

Leo Holdings III Corp Announces Quorum to Pass ~$1.1 Billion Business Combination with Disruptive AgTech Company Local Bounti and Achievement of all Transaction Requirements Inclusive of Minimum Cash Requirement Following Redemption Deadline

- Leo Holdings III Corp also Confirms Deadline for Shareholders to Update Redemption Elections

- Post Consummation of Business Combination, Leo Holdings III Corp ticker to Transition to “LOCL” and is Expected to Start Trading on the NYSE Following Closing

NEW PROVIDENCE, THE BAHAMAS– November 15, 2021 – Leo Holdings III Corp (NYSE:LIII) (“Leo”), a publicly traded special purpose acquisition company, today announced that it had achieved a quorum for the extraordinary general meeting of Leo’s shareholders to be held at 9:00 a.m. New York City Time on Tuesday, November 16, 2021 (the “Extraordinary General Meeting”), in connection with its ~$1.1 billion business combination with Local Bounti Corporation (“Local Bounti”), a disruptive AgTech company. Leo’s shareholders who have submitted proxies to date on the proposals included in Leo’s proxy statement for the Extraordinary General Meeting have overwhelmingly voted in support of the business combination and all other proposals to be voted on at the Extraordinary General Meeting. Accordingly, it is anticipated that the business combination and the other proposals will be approved at the Extraordinary General Meeting and the valuation of the post-combination entity will be finalized. However, shareholders may change or revoke their proxies before or at the Extraordinary General Meeting.

Proxies received to date indicate overwhelming support for all proposals and the business combination is expected to close with all transaction related requirements having been met. Leo reminds shareholders that it and Local Bounti announced on November 5, 2021, the upsizing of its original private placement entered into in connection with the business combination (the “PIPE”) by $25 million on the same terms as the initial PIPE financing of $125 million previously raised. With the upsizing completed, the two parties reported that total expected proceeds from the PIPE will meet the minimum cash requirement for the business combination to close.

Leo also announced that the deadline for shareholders to withdraw any election to have their shares redeemed in connection with the business combination will be prior to the Extraordinary General Meeting on Tuesday, November 16, 2021. Shareholders who wish to withdraw a redemption request should contact Leo’s transfer agent, Continental Stock Transfer & Trust Company, by email at mzimkind@continentalstock.com.

The business combination, if approved by Leo shareholders, is expected to close in the fourth quarter of 2021. Upon closing, Leo Holdings III will change its name to Local Bounti Corporation and common stock and warrants of the combined company are expected to begin trading following closing on the NYSE under the ticker symbols “LOCL” and “LOCL WS,” respectively.

“We are thankful for the support of shareholders and are excited to see a leading AgTech company like Local Bounti positioned to go public in order to further accelerate the company’s growth trajectory,” said Ed Forst, Chairman of Leo.

“Local Bounti is uniquely positioned to disrupt the traditional agriculture industry with an optimized business model, competitive advantage and the capitalization to invest in growth,” said Craig Hurlbert, Co-CEO of Local Bounti. “We look forward to the opportunity to take our company public and expansively grow our well capitalized business while sustainably providing healthy and fresh products to more and more consumers over time.”

Leo Shareholder Vote

Shareholders who own shares of Leo as of October 15, 2021 should submit their vote promptly and no later than 11:59 p.m. Eastern Time on November 15, 2021. Leo shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Extraordinary General Meeting or the Special Meeting of Leo’s warrant holders (the “Special Meeting”) may contact Leo’s proxy solicitor, Morrow Sodali LLC, by telephone toll-free at (800) 662-5200 (individuals) or (203) 658-9400 (banks and brokers) or by email at LIII.info@investor.morrowsodali.com.

The proxy statement/prospectus is also available online at www.sec.gov/Archives/edgar/data/0001840780/000119312521303161/d192826d424b3.htm. Leo shareholders are encouraged to read the definitive proxy statement/prospectus as it contains important information about the proposed transaction and the proposals to be voted on at the Extraordinary General Meeting and the Special Meeting. The proposed business combination is expected to close in the fourth quarter of 2021, subject to receipt of Leo shareholder approval and satisfaction of other customary closing conditions identified in the business combination agreement.

About Local Bounti

Local Bounti is a premier controlled environment agriculture (CEA) company redefining conversion efficiency and environmental, social and governance (ESG) standards for indoor agriculture. Local Bounti operates an advanced indoor growing facility in Hamilton, Montana, within a few hours’ drive of its retail and food service partners. Reaching retail shelves in record time post-harvest, Local Bounti produce is superior in taste and quality compared to traditional field-grown greens. Local Bounti’s USDA Harmonized Good Agricultural Practices (GAP Plus+) and non-genetically modified organisms (GMO) produce is sustainably grown using proprietary technology 365 days a year, free of pesticides and herbicides, and using 90% less land and 90% less water than conventional outdoor farming methods. With a mission to ‘bring our farm to your kitchen in the fewest food miles possible,’ Local Bounti is disrupting the cultivation and delivery of produce. Local Bounti is also committed to making meaningful connections and giving back to each of the communities it serves. To find out more, visit localbounti.com or follow the company on LinkedIn for the latest news and developments.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

Contact:

Kathleen Valiasek, Chief Financial Officer

Local Bounti

investors@localbounti.com